Smith & Nephew Plc 15 Adam Street London WC2N 6LA England	T 44 (0) 207 401 7646 F 44 (0) 207 930 3353 www.smith-nephew.com

VIA EDGAR SUBMISSION AND COURIER

Ms Michele Gohlke

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

cc. Tom Dyer, SEC

31st January 2006

Dear Ms Gohkle

Smith & Nephew Plc,

Form 20-F for the Year Ended December 31, 2004

Form 20-F/A for the Year Ended December 31, 2004

File No. 001-14978

Thank you for your letter of January 24th addressed to Sir Christopher O’Donnell.

We note your comments and shall endeavour to revise our future filings accordingly.

Yours sincerely

/s/ Clifford K Lomax
Clifford K Lomax
Group Financial Controller

Copied to:

Julia K Cowles – Davis Polk & Wardwell

Registered No. 324357 in England and Wales at the above address